* PLS 3/21

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11020908

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28729

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Western Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6440 S. Milrock Dr, Ste 150
(No. and Street)

Holladay (City) UT (State) 84121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary W. Teran 801-930-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantyla McReynolds LLC
(Name – *if individual, state last, first, middle name*)

178 South Rio Grande St., Ste 200 (Address) Salt Lake City (City) UT (State) 84101 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mm

OATH OR AFFIRMATION

I, Gary W. Teran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Advisors, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KAMALA ASAY
NOTARY PUBLIC - STATE OF UTAH
6440 So. Millrock Dr., #150
Holladay, UT 84121
My Comm. Exp. 12/18/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WESTERN ADVISORS

Table of Contents

Mantyla McREYNOLDS LLC
Certified Public Accountants
CPA
America counts on CPAs™

Independent Auditors' Report

Board of Directors and Stockholder
First Western Advisors
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of First Western Advisors [a Utah corporation] as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended which is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Western Advisors at December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantyla McReynolds LLC

Mantyla McReynolds, LLC
February 28, 2011
Salt Lake City, Utah

Gateway 5 • 178 South Rio Grande Street, Suite 200 • Salt Lake City, Utah 84101 • Tel. (801) 269-1818 • Fax (801) 266-3481 • www.mmacpa.com

FIRST WESTERN ADVISORS
Statement of Financial Condition
December 31, 2010
ASSETS

Assets		
Current Assets		
Cash and cash equivalents	$	186,188
Commissions receivable		186,749
Marketable securities (owned), at fair value		623,029
Prepaid expenses		17,270
Other receivables		50,116
Total Current Assets		1,063,352
Property & Equipment, Net		91,762
Other Assets		
Other Assets		34,362
Related party loan		417,727
Deposits		67,193
Deferred Tax Asset		69,960
Total Other Assets		589,242
Total Assets	$	1,744,356

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Current Liabilities		
Accounts payable	$	25,595
Commissions payable		200,192
Accrued liabilities		17,735
Current deferred tax liability		2,049
Current portion capital lease obligation		4,379
Total Current Liabilities		249,950
Other Liabilities		
Capital lease obligation		5,704
Total Other Liabilities		5,704
Total Liabilities		255,654
Stockholders' Equity		
Preferred stock - 1,000,000 shares authorized, no par value		
Series A non-voting, 1,000,000 authorized, 646,000 issued and outstanding		646,000
Common Stock - 10,000 shares authorized, no par value		
Class A voting, 500 authorized, issued and outstanding		-
Class B non-voting, 9,500 authorized, issued and outstanding		-
Paid-in Capital		5,000
Retained earnings		837,702
Total Stockholders' Equity		1,488,702
Total Liabilities and Stockholders' Equity	$	1,744,356

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Operations
For the Year Ended December 31, 2010

Revenues:		
Commissions	$	1,918,344
Clearing revenue		28,570
Investment advisory fees		1,605,973
Interest and dividends		50,766
Net securities gains		64,738
Total Revenue		3,668,391
Expenses		
Employee compensation and benefits		2,700,809
Floor brokerage, exchange, and clearance fees		364,901
Communications and data processing		82,347
Occupancy		214,615
Interest		32,406
Other expenses		211,895
Total Expenses		3,606,973
Net Income from Operations		61,418
Net Income Before Income Taxes		61,418
Income tax provision (benefit)		14,505
Net Income	$	46,913
Less preferred dividend		(35,902)
Net income available to common shareholders	$	11,011
Net Income Per Share:		
Basic and diluted	$	4.69
Basic and diluted available to common shareholders	$	1.10
Weighted Average Shares Outstanding		10,000

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2010

	Preferred Shares	Preferred Stock	Common Shares	Common Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2009	500,000	$ 500,000	10,000	$ 5,000	$ 790,789	$ 1,295,789
Preferred Stock Issued	146,000	146,000				146,000
Net income (loss) for the period ended December 31, 2010					46,913	46,913
Balance, December 31, 2010	646,000	$ 646,000	10,000	$ 5,000	$ 837,702	$ 1,488,702

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash Flows From Operating Activities		
Net Income	$	46,913
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		24,082
Net Securities Gains		(64,738)
(Increase) decrease in commissions receivable		(83,951)
(Increase) decrease in other receivables		(2,594)
(Increase) decrease in prepaid expenses		2,887
(Increase) decrease in deferred taxes		14,405
Increase (decrease) in accounts payable		(26,849)
Increase (decrease) in commissions payable		89,378
Increase (decrease) in accrued liabilities		(99,107)
Net Cash from Operating Activities		(99,574)
Cash Flows From Investing Activities		
Payments to note - related party		(147,727)
Purchase of equipment		(2,635)
Proceeds from sales of investments		1,045,697
Purchase of investments		(1,598,042)
Net Cash From Investing Activities		(702,707)
Cash Flows From Financing Activities		
Payments on capital lease		(4,255)
Proceeds from issuance of preferred stock		146,000
Net Cash From Financing Activities		141,745
Net Increase (Decrease) in Cash		(660,536)
Beginning Cash Balance		846,724
Ending Cash Balance	$	186,188
Supplemental Disclosures:		
Cash paid for income taxes	$	100
Cash paid during the year for interest	$	32,406

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2010

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

First Western Advisors is a Broker/Dealer offering various types of investment opportunities. The Company was incorporated under the laws of the State of Utah in July, 1982. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and is a member of the Financial Industry Regulatory Authority [FINRA]. The Company is headquartered in Salt Lake City, Utah and it maintains licensing and registration in a majority of the states in the United States.

Marketable Securities

Marketable securities are treated as trading securities for accounting purposes and are adjusted to fair value at the end of each accounting period, with the corresponding gains and losses record in the Statement of Operations. The fair value is based on the closing quote price of each individual security. See Notes D & M.

Commissions Receivable

The Company records commissions when earned. Commission receivable is periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible.

Income Taxes

The Company applies Financial Accounting Standards Board (FASB), ASC 740, "Income Taxes," which uses the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. The Company classifies interest and penalties related to taxes as Other Expenses. The Company recorded no interest or penalties for the year ended December 31, 2010. See Note H.

Advertising and Marketing

The Company expenses advertising and marketing costs as they are incurred.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings per Share

In accordance with ASC Topic 260, "Earnings per Share," Basic earnings (loss) per common share is computed by dividing net income/(loss) available to common shareholders by the weighted average of common shares outstanding for the period. Net income/(loss) available to common shareholders represents net income/(loss) reduced by an allocation of cumulative preferred dividends. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive common share equivalents. There are no common stock equivalents outstanding; thus, basic and diluted income or loss per share calculations are the same.

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers cash on deposit in the bank and money market funds through brokerage firms to be cash.

Financial Instruments

All of the instruments within financial instruments owned, including cash and marketable securities, are measured at fair value as required by accounting pronouncements. These instruments primarily represent the Company's investment activities and include both cash and marketable securities. See Note M.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Dividends

There were no dividends declared or paid on our common or preferred stock for the years ended December 31, 2010. We do not currently intend to pay dividends. Our board of directors is free to change our dividend policy at any time. The Series A Preferred Shares accumulate dividends at a rate of $0.015625 per share per quarter, but are only payable upon declaration by the board of directors. See Note L

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvement.

Impact of New Accounting Pronouncements

In October 2010, the FASB issued Accounting Standards Update No. 2010-13 for Revenue Recognition – Multiple Deliverable Revenue Arrangements (Subtopic 605-25) "Subtopic". This accounting standard update establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue – generating activities. Vendors often provide multiple products or services to their customers. Those deliverables often are provided at different points in time or over different time periods. Specifically, this Subtopic addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The amendments in this guidance will affect the accounting and reporting for all vendors that enter into multiple-deliverable arrangements with their customers when those arrangements are within the scope of this Subtopic. This Statement is effective for fiscal years beginning on or after June 15, 2010. Earlier adoption is permitted. If a vendor elects early adoption and the period of adoption is not the beginning of the entity's fiscal year, the entity will apply the amendments under this Subtopic retrospectively from the beginning of the entity's fiscal year. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. Currently, Management believes this Statement will have no impact on the financial statements of the Company once adopted.

NOTE B CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank and money market funds through brokerage firms. The Company is insured by SIPC up to a ceiling of $500,000, including a maximum of $250,000 for cash claims. Everything above that would be a concentration risk. The Company does not currently exceed its insured limit.

NOTE C PENSION PLAN/401K PLAN

The Company maintains a defined contribution profit sharing plan and a 401K plan for its full-time employees. Contributions to these plans are discretionary. There were no contributions to the profit sharing or 401k plan for 2010.

NOTE D MARKETABLE SECURITIES

Marketable securities consist of trading and investment securities recorded at fair value as follows:

Mutual funds	$ 623,029
Total Marketable Securities	$ 623,029

The unrealized holding gain on trading securities has increased by $12,399 during the year 2010 to be $10,245. This increase has been included in current earnings. The cost basis of the marketable securities is $612,783. The Company had realized holding gains of $52,339 during the year. Realized gains and losses are calculated based on historical cost on a first-in first-out basis.

NOTE E SIGNIFICANT CONCENTRATIONS

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licensing and registration in a majority of the states in the United States. The Company receives commissions from various wholesalers. Commissions are accrued when the transaction occurs. Even though these are non-collateral receivables, they are not accrued until the wholesalers have received payment from the customer. Nonetheless, should the wholesalers fail to perform according to the terms of their agreement; the Company would be required to seek relief through the legal system as an unsecured creditor.

NOTE F RELATED PARTY LOAN

The Company had advanced $430,000 to an investment company, which is owned and controlled by the Company's principal shareholder. The advance is evidenced by a ten year note which provides interest at 4.54% per annum. Interest payments are required monthly. Principal payments of $100,000 were made during 2005 and 2007. A principal payment of $50,000 was made during 2008. The balance of the loan as of December 31, 2010 is $180,000. Any unpaid interest and principle matures in May 2021.

In 2010 the Company loaned $237,727 to the Company's sole shareholder. The shareholder, in turn loaned the money to a related party. The loan accrues interest at 8% per annum and is payable on demand. The balance of the loan as of December 31, 2010 is $237,727. The Company has accrued interest of 15,489 as of December 31, 2010.

NOTE G LEASES

The Company entered into a lease agreement on June 15, 2007 for their current office space. The lease is for a six-year term which will expire on June 30, 2013 with current monthly rent of $16,482. Office rent expense for 2010 was $204,166. The following is a schedule by years of future minimum lease payments required by operating leases.

Year	Required Minimum Lease Payments	
2011	$	203,748
2012	$	207,810
2013	$	104,928
	$	516,486

The Company has a capital lease for office equipment with an implied interest rate of 5.25% due in monthly installments of $400 through March 2013. As of December 31, 2010 the Company had a liability of $10,083 with current principal due of $4,379. This obligation is secured by the equipment. The balance sheet includes $22,035 in equipment under this capital lease with accumulated depreciation of $13,221. Depreciation on the asset for the year is $4,407. This balance is included with other equipment on the balance sheet and in Note I.

NOTE G LEASES (Continued)

The following is a schedule of minimum lease payments on this lease:

Year		Amount
2011	$	4,809
2012		4,809
2013		1,202
Total	$	10,820

NOTE H INCOME TAXES

The provision (benefit) for income taxes consists of the following:

Current taxes	$	100
Deferred taxes		14,405
	$	14,505

The 2010 net deferred tax accounts include the following amounts of deferred tax liabilities:

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2010

NOTE H INCOME TAXES (continued)

	Taxable Temporary Difference	Expected Tax Rate	Deferred Tax Asset (Liability)
Current deferred tax liability			
Unrealized gain on securities:			
Federal	$ (10,245)	15%	(1,537)
State	(10,245)	5%	(512)
Total current net deferred tax asset (liability)			$ (2,049)
Non-current deferred tax liability			
Book/Tax depreciation difference			
Federal	(47,590)	15%	(7,139)
State	(47,590)	5%	(2,380)
Total non-current deferred tax liability			$ (9,519)
Non-current deferred tax asset			
Net operating / capital loss carryforwards			
Federal	397,392	15%	59,609
State	397,392	5%	19,870
Total non-current deferred tax asset			$ 79,479
Net non-current deferred tax asset (liability)			$ 69,960
Net deferred tax asset (liability)			$ 67,911

The deferred tax liability results from differences in book and tax depreciation as of December 31, 2010.

The Company has the following carry forwards available at December 31, 2010:

Operating Loss Carryforwards		Capital Loss Carryforwards		Other Carryforwards	
Expires	Amount	Expires	Amount	Expires	Amount
2026	37,202	2013	16,162	2013	500
2028	87,763			2014	1,100
2029	252,849			2015	746
2030	1,070				

NOTE H INCOME TAXES (continued)

A reconciliation of the difference between the expected income tax expense or income computed at the federal statutory income tax rate (20%) and the Company's income tax expense is shown in the following table:

Expected Vs. Actual Reconciliation:

Estimated income tax expense		
Expected provision (benefit) [taxes on federal income before taxes]	$	12,283
Non-deductible Expenses		2,858
Tax-exempt Income		(756)
Graduated rates		20
tax		100
Total Actual Provision (benefit)		14,505

Uncertain Tax Positions

The Company has evaluated its tax positions for uncertainties and determined that any required adjustments would not have a material impact on the Company's statements of financial condition, operations, or statement of cash flows.

All years prior to 2007 are closed by expiration of the statute of limitations. The tax year ended December 31, 2007, will close by expiration of the statute of limitations in April 2011. The years ended December 31, 2008, 2009 and 2010 are open for examination.

NOTE I PROPERTY

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvement. The major classes of assets as of the balance sheet date are as follows:

Asset Class	Cost	Accumulated Depreciation/ Amortization		Net Book	Method/Life
Equipment	$133,946	$65,594		$68,352	SL/5-7 years
Leasehold Improvements	36,042	12,632		23,410	SL/10 years
Total	$169,988	$78,226	$	$91,762	

Depreciation expense was $24,082 during 2010.

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2010

NOTE J NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of $250,000. At December 31, 2010, the Company had net capital of $674,392 which was $424,392 in excess of its required net capital of $250,000.

NOTE K CONTINGENCIES

The Company records contingent losses when they are probable and reasonably estimable.

The Company had accrued and disclosed a contingent loss from a claim in prior periods. During 2005, a settlement was reached with this claim, whereas the Company agreed to pay $14,000 to the claimant. The claimant backed out of the agreement during 2006. The Company has filed a motion to enforce the terms of settlement. The motion is still pending. The Company has accrued the $7,000 liability and it is still payable at December 31, 2010.

NOTE L PREFERRED STOCK

During 2008, the Company amended its articles of incorporation to authorize the issuance of 1 million shares of no par value Preferred Stock. On December 28, 2008, the Company issued 500,000 shares of Series A Preferred Stock for $1 per share, $500,000 total. During 2010, an additional 146,000 shares were issued. As of December 31, 2010, $67,152 in dividends were cumulated, but not paid or declared [$0.06302 per share]. Dividends to other classes of stock are restricted until cumulative dividends are paid to Series A Preferred shares. The Series A Preferred Shares have liquidation preferences over other classes of stock up to the amount of $1 per share.

NOTE M FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurement and Disclosures, defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. ASC 820 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. The fair value hierarchy is defined into the following three categories:

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2010

NOTE M FAIR VALUE MEASUREMENTS (Continued)

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The following table provides our financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2010:

		Fair Value Measurements Using:		
Description	Total Fair Value at December 31, 2009	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Marketable securities	$ 623,029	$ 623,029	$ -	$ -

NOTE N SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2011, the date the financial statements were available to be issued, and has concluded that no recognized or non-recognized subsequent events have occurred since its fiscal 2010 year ended December 31, 2010.

FIRST WESTERN ADVISORS
Supporting Schedules
December 31, 2010

Our audit has been made primarily for the purpose of expressing an opinion on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in stockholder's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the Financial Industry Regulatory Authority [FINRA].

FIRST WESTERN ADVISORS
Computation of Net Capital
December 31, 2010

Net Capital	
Total stockholders' equity	$ 1,488,702
Deduct stockholder's equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	1,488,702
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits:	
Deferred tax liability	2,049
Fixed liability secured by equipment	-
Total capital and allowable subordinated borrowings	1,490,751
Deductions and/or charges:	
Nonallowable assets:	
Securities not readily marketable	-
Exchange memberships	-
Prepaid income taxes	-
Furniture, equipment, and leasehold improvements, net	(91,762)
Deferred tax asset	(69,960)
Other Assets	(536,668)
Net capital before haircuts on securities positions	792,361
Haircuts on securities	
Contractual securities commitments	-
Securities collateralizing secured demand notes	-
Trading and investment securities	(117,969)
Net capital	$ 674,392
Aggregate indebtedness	
Items included in statement of financial condition:	
Payable to brokers and dealers	$ 200,192
Other accounts payable and accrued expenses	53,413
Total aggregate indebtedness	253,605
Computation of basic net capital requirement	
Minimum net capital required	$ 16,907
Minimum net capital requirement	16,907
Net capital requirement (statutory)	250,000
Excess net capital	$ 424,392
Excess net capital at 1500%	$ 636,351
Excess net capital at 1000%	$ 649,032
Ratio: Aggregate indebtedness to net capital	.38 to 1

See auditors' report on supplementary information

FIRST WESTERN ADVISORS
Report of Reconciliation with Focus Filing
For the Year Ended December 31, 2010

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$ 662,288
Allowable assets erroniously reported as nonallowable:	-
Differences due to offsetting various asset accounts against related liabilities	-
Audit adjustments to record additional compensation	-
Other audit adjustments (net)	12,104
Other items (net)	-
Net Capital per the preceding	$ 674,392

See auditors' report on supplementary information

FIRST WESTERN ADVISORS
Schedule of Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
For the Year Ended December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

See auditors' report on supplementary information

FIRST WESTERN ADVISORS
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3
For the Year Ended December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements under Rule 15c3-3.

See auditors' report on supplementary information

Mantyla McREYNOLDS LLC

Certified Public Accountants

CPA
America counts on CPAs™

AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
First Western Advisors
Salt Lake City, Utah

In planning and performing our audit of the financial statements and supplemental schedules of First Western Advisors (the Company), for the year ended December 31, 2010, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Gateway 5 • 178 South Rio Grande Street, Suite 200 • Salt Lake City, Utah 84101 • Tel. (801) 269-1818 • Fax (801) 266-3481 • www.mmacpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mantyla McReynolds LLC

Mantyla McReynolds, LLC
February 28, 2011
Salt Lake City, Utah

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028729 FINRA DEC
FIRST WESTERN ADVISORS CORPORATION 20*20
6440 MILLROCK DR STE 150
SALT LAKE CITY UT 84121-5893

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Charleen Perrine 321-639-8004

2. A. General Assessment (item 2e from page 2) $ 1,381

B. Less payment made with SIPC-6 filed (exclude interest) (552)
8/4/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 829

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Western Advisors
(Name of Corporation, Partnership or other organization)

Char Per
(Authorized Signature)

Dated the 28th day of February, 2011.

VP Finance / FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2010
and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,668,390
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	0
Total additions	3,668,390
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,879,951
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	171,393
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	64,738
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3,116,082
2d. SIPC Net Operating Revenues	$ 552,308
2e. General Assessment @ .0025	$ 1,381

(to page 1, line 2.A.)

Mantyla MCREYNOLDS LLC
Certified Public Accountants
CPA
America counts on CPAs™

To the Board of Directors of First Western Advisors,
Holladay Office
6440 South Millrock Drive
Holladay, UT 84121

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by First Western Advisors and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating First Western Advisors' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Western Advisors' management is responsible for the First Western Advisors' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries which included examining Company's general ledger for the initial disbursement and a copy of the check for the balance due noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working paper entitled SIPC-7 2010 listing all revenue and expense accounts for 2010 noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working paper entitled SIPC-7 2010 listing all revenue and expense accounts for 2010 supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. Mantyla McReynolds noted that this procedure was not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mantyla McReynolds LLC

Mantyla McReynolds, LLC
February 28, 2011